Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

June 24, 2014

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Aquasition Corp.
Schedule TO-C filed April 4, 2014
Schedule TO-I filed June 3, 2014
Schedule TO-I/A filed June 5, 2014
File No. 005-87040

Dear Mr. Reynolds:

On behalf of our client, Aquasition Corp., a Marshall Islands company(the “Company”), we hereby provide responses to comments issued in a letter dated June 16, 2014 (the “Staff’s Letter”) regarding the Company’s above captioned filings (the “Schedule TO”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Schedule TO and related Materials (the “Amendment”) reflecting the responses of the Company below. The Offer to Purchase included as Exhibit (a)(1)(A) to the Schedule TO is referred to in this letter as the “Offer Letter”. Capitalized terms that are not defined in this letter have the same meaning as in the Offer Letter.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 2

General

Schedule TO-I filed June 3, 2014

1.	To the extent you revise the disclosures in one section of your filing and there is similar disclosure elsewhere, please revise the other appropriate locations without unnecessary duplication.

Where appropriate, if the Company revised the disclosure in one part of the document, it revised similar disclosure elsewhere in the document, without unnecessary duplication.

2.	In several locations we note you identify Aquasition Corp. in the Schedule TO as a Cayman Island company. Elsewhere in the offer to purchase, you identify Aquasition Corp. as a Marshall Island company. Please revise page 1 of Schedule this TO and other documents, where applicable, to correctly reflect your status.

The Company has revised the disclosure on page 1 of the Schedule TO to correctly refer to the Company as a Marshall Islands company.

3.	We note that you filed the Schedule TO and Offer Letter on June 3, 2014 and that it expires at 5:00 pm on July 1, 2014. You apparently did not publish a summary advertisement regarding the offer. In your response letter, tell us what date you began mailing the offer materials.

As reflected in the Schedule TO, the Company has extended the expiration date of the tender offer to July 29, 2014. It first mailed the Offer Letter and related materials on June 18, 2014.

Exhibit (a)(1)(A) Offer Letter dated June 3, 2014

General

4.	It appears that NSADAQ listing rule 5101-2(e) requires that you provide substantially the same financial and other information about the business combination and the redemption rights as would be required under Regulation 14A. Your existing disclosure does not include all of the disclosures required by Schedule 14A. Without limit, we note your document does not provide:

•	A background discussion, including description of the acquisition search process, negotiations and due diligence performed by the board and its advisors on the target. In this regard, it is unclear why the board entered into a transaction with a Chinese clothing company instead of the initial focus on maritime transportation and services;;

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 3

•	A description of the services provided by SNV Global Ltd., SunTrust Robinson Humphery, Inc. and Early Bird Capital, Inc. and any analyses they prepared for the board in support of the transaction;
•	A discussion of the factors considered by the board in approving the transaction and transaction consideration; and,
•	A statement whether any Chinese or other governmental approvals are required and have been obtained in connection with the acquisition.

Please revise as appropriate.

In response to the Staff’s comments:

•	A background discussion has been added to page 71 of the Offer Letter;
•	A description of the services provided by the relevant advisors has been added to page 75 of the Offer Letter.
•	A discussion of the factors considered by the Board of Directors in approving the transactions has been added to page 71 of the Offer Letter;
•	A summary of the reason why regulatory approvals by the Chinese authorities are not required on page 78 of the Offer Letter.

5.	We note your disclosure that NASDAQ’s Listing Qualifications Department has provided you with a warning letter for failure to maintain a sufficient number of public holders for continued listing and that your tender offer may result in your repurchase of up to 90% of your existing publicly held shares. Please revise where appropriate to disclose the status of any discussions and anticipated timeline for resolving the non-compliance identified in the letter. Additionally, given that the offer will likely result in a significant decrease in the number of shares outstanding, tell us how you evaluated the requirements of Rule 13e-3 with respect to your proposed tender offer.

The disclosure on page ii of the Offer Letter has been revised to indicate that Nasdaq has provided the Company until August 15, 2014 to demonstrate its compliance with the Nasdaq Marketplace Rules. Although the Company anticipates a number of redemptions in connection with the tender offer, it believes that, assuming that the Acquisition closes, it will satisfy the Nasdaq listing requirements with respect to the required number of round lot shareholders because KBS has in excess of 200 round lot shareholders, each of whom is an accredited investor, that will receive the Company’s ordinary shares upon closing of the Acquisition. This, combined with the anticipated number of Aquasition’s shareholders that will retain their shares post-Acquisition and any new shareholders that are attracted to the target business and choose to invest in the Company, are expected to result in there being in excess of 300 shareholders post-transaction. Therefore, the tender offer is not expected to result in the Company no longer being eligible to be listed on Nasdaq.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 4

Questions and Answers about the Offer – What will happen if I do not tender my Common Stock?, page 6

6.	Please expand your disclosure here to alert shareholders that if they do not tender their shares and the business combination is consummated, their beneficial ownership in Aquasition will be diluted.

The disclosure on page 6 of the Offer Letter has been revised in accordance with the Staff’s comments.

7.	Include a separate Q&A section highlighting any material differences in the rights of security holders as a result of the business combination. See Item 1004(a)(2)(v) of Regulation M-A.

Because non-redeeming holders of shares of Aquasition (with no change of jurisdiction of I corporation) will continue to hold their securities post-Acquisition, the Company does not believe that there will be any material differences in the rights of such shareholders post-Acquisition.

Summary, page 8

8.	Please include a table showing your post-closing ownership structure, including the percentage held by your management and directors, KBS shareholders, your IPO investors, and any 5% holder, assuming no shares are tendered by these individuals and the offer is fully subscribed. We note, in this regard, that the target shareholders appear to be allotted no less than 80% of the equity.

The disclosure on pages 11 and 75 have been revised to show post-transaction stock ownership assuming no redemptions, that $10 million remains in the trust account, and maximum redemptions. In addition, the parties entered into a First Amendment to the Share Exchange Agreement and Plan of Liquidation pursuant to which, among other things, the requirements that KBS be issued no less than 80% of the equity of the post-transaction company was eliminated.

9.	We note your disclosure on pages 11 of 12 of several conflicts, including amounts owed to your officers and directors and their affiliates. Please clarify whether you would have sufficient funds to repay these amounts if forced to liquidate.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 5

The disclosure on pages 12 and 76 of the Offer Letter has been revised in accordance with the Staff’s comments.

Risk Factors, page 15

10.	Many of your Risk Factors appear generic or inapplicable to the present transaction and KBS’ operations. As non-exclusive examples, we note “We are not required to obtain a fairness opinion...” and “If Target is unable to anticipate consumer preferences and develop new products...” Please revise to eliminate unnecessary risk factors and update existing risk factors to reflect current circumstances. In this regard, “We may enter into agreements with consultants or financial advisors...” should be revised to identify the actual agreements entered into, and it should address such actual conflicts of interest instead of referring generically to consultants or financial advisors that “may” have conflicts of interest. We also note that many of the KBS risk factors appear to have been copied from a Form S-1 filed in November 2011 without substantial revision. Please revise accordingly.

The disclosure in the section entitled “Risk Factors” has been revised in accordance with the Staff’s comments.

As a foreign private issuer, we are exempt from certain rules, page 18

11.	If you intend to rely on Nasdaq rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then please include a separate risk factor or revise your discussion under this heading to disclose this reliance and describe the “certain” corporate governance matters affected.

The disclosure on page 18 of the Offer Letter has been revised in accordance with the Staff’s comments.

12.	Please revise your page 19 risk factor “If third parties bring claims against us ...” to disclose the amount of known claims against the trust currently in existence, if any.

The disclosure on page 19 of the Offer Letter has been revised in accordance with the Staff’s comments.

13.	Please revise the risk factor on page 25 discussing your due diligence investigation to address, if true, your management’s apparent lack of business experience in China and/or clothing retail, and how this may have impacted your due diligence investigation.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 6

The disclosure on page 25 of the Offer Letter has been revised in accordance with the Staff’s comments.

14.	Please revise the page 42 risk factor “Target’s business and financial performance may be materially adversely affected ...” and where appropriate to state (1) if true, that KBS is not seeking MOFCOM or CSRC approval, (2) the basis for KBS’s apparent belief that its structure is not a Round-trip Investment and (3) if true, that the structure is meant to avoid certain PRC regulations, identifying such regulations. Additionally, in lieu of referring generically to the risk of KBS’s business being “materially adversely affected,” please revise to clarify the nature and extent of the consequences to KBS and US shareholders in the event the PRC determines that KBS violated the regulatory provisions.

The disclosure on page 41 of the Offer Letter has been revised in accordance with the Staff’s comments.

15.	Also, in an appropriate location, please address the due diligence you performed to ensure compliance with applicable Chinese law, including the Foreign M&A Rule discussed in this risk factor.

The disclosure on page 71 of the Offer Letter has been revised in accordance with the Staff’s comments.

16.	In your Form 20-F for the period ended December 31, 2013 you conclude that your disclosure controls and procedures, and internal controls over financial reporting, were not effective. Please add a risk factor addressing this and the impact it may have on investors.

The disclosure on page 29 of the Offer Letter has been revised in accordance with the Staff’s comments.

Post-Acquisition Business, page 47

17.	Please revise your discussion under “Reverse Acquisition of Hongri BVI and Private Placement” on page 47 and “Corporate History” on page 48 to focus on information that is material to your investors as of 2014. In this regard the disclosure provided appears to have been copied from an offering document prepared by KBS in 2011 and contains information that does not appear relevant. Please revise or advise.

The disclosure on pages 47 and 48 of the Offer Letter has been revised in accordance with the Staff’s comments.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 7

18.	Please disclose the total number of shares issuable pursuant to the Supplemental Warrant Agreement and clarify whether these shares are already included in the 26,813,983 shares you estimate will be issued in connection with the acquisition.

KBS and the Investor Representative plan to amend the Supplemental Warrant Agreement as a result of the amendment to the acquisition agreement that has been filed as an exhibit to the Schedule TO. The Company will disclose the total number of KBS shares issuable immediately before the Closing of the Acquisition, pursuant to the Supplemental Warrant Agreement, when it is available. The number of shares of KBS to be issued upon the conversion of the Warrants does not affect the calculation of the number of the Company shares to be issued to KBS at the Closing in connection with the Acquisition. This is a fixed number determined by the formula set forth in Section 2.2 of the Share Exchange Agreement, as amended, and is 22,957,455 shares.

19.	Please revise page 48 to disclose the government authority that issued the approval for Hongri PRC to become a WFOE. Please revise to clarify whether any similar government requirements apply to your current organization. We note the statement that you are not required to obtain any regulatory approvals with respect to your corporate structure.

The disclosure on pages 48 and 49 of the Offer Letter has been revised in accordance with the Staff’s comments.

Target’s Business, page 51

20.	We note the disclosure on page 54 and elsewhere that Hongri’s production facility expansion timeline has been delayed due to the local government’s need to negotiate resettlement terms with local residents. Similar disclosure was made on page 2 of KBS’ Form S-1 filed in November 2011. Please clarify the extent of the negotiations, approvals, and resettlements that must take place, including any impediments to their resolution, and discuss the impact that this has on your facility and business expansion plans. In addition, given that similar disclosure was included in a filing in 2011, revise the offer to purchase to note how long these negotiations have been ongoing and what progress has been made to date.

Since 2011, Hongri PRC has been negotiating with the local government to acquire land use rights for land adjacent to their current facility consisting of 110,557 square meters to build a new facility. KBS has obtained a portion of such land use rights for two pieces of land of 7,405 square meters and 2,440 square meters on March 19, 2012 and May 28, 2012, respectively, and is in the process of obtaining approval from the relevant government bureau for the remaining land use right transfer. A 6-story dormitory built on one piece of land was completed in 2012 and put into use by end of 2012. Another piece of land with site area of approximately 2,440 square meters is now under construction for the first phase of the production facility. It is expected this facility will start operation by the end of 2014. KBS doesn’t expect that it will encounter any production problems with its currently rented facilities. KBS expects that the remaining land use rights will be granted in 2015. KBS’s production capacity in 2015 is anticipated to increase to 5 million pieces upon moving in to the new facility according to its current plan. The company has disclosed the progress of these negotiations on page 51 of the Offer Letter and has revised its disclosures on page 54 and page 59 of the Offer Letter in response to the Staff’s comments.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 8

21.	On page 59 and elsewhere you disclose that your production facility has a capacity of 2 million units. Please disclose the number of units produced in 2013 as well as the approximate percentage of capacity utilized.

The disclosure on page 59 of the Offer Letter has been revised in accordance with the Staff’s comments.

22.	Please revise the disclosure on page 59 to clarify whether KBS is materially reliant on any ODM contract supplier. In addition, to the extent material, either here or in your Management’s Discussion and Analysis, please address trends in the Chinese labor market that are reasonably likely to impact you, including your ability to source products. For example it is unclear whether you or your suppliers are impacted by rising wage expectations, labor shortages, and so forth. Please revise as necessary.

The disclosure on page 60 of the Offer Letter has been revised to indicate that KBS is not materially reliant on any single ODM contact supplier. The Company also revised the disclosure in the Management’s Discussion and Analysis to explain that KBS relocated its production facilities from the coastal area to inland China as a result of the labor shortage and rising wages.

23.	We note the statement on page 62 that “Target believes that Target is in material compliance with all registrations and requirements for the issuance and maintenance of all licenses required by the governing bodies and that all license fees and filings are current.” Please clarify the basis upon which you have relied in support of this statement.

The Company has been advised by KBS that its registrations with various Chinese governmental bodies with respect to its business operations are valid and complete. KBS has obtained all material government licenses and permits from the Chinese governments to conduct its business and these licenses and permits are valid and current. Therefore, KBS believes that it is in material compliance with all registrations and requirements for the issuance and maintenance of all licenses required by applicable governing bodies and that all license fees and filings are current.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 9

24.	On page 69 you present the top five Chinese menswear brands in a tabular format for comparative purposes. While your competitor data is based on 2012 revenue you present KBS revenue based on FY2013. Please revise to compare comparable periods or advise why you believe your presentation is appropriate.

The disclosure on page 69 has been revised to provide 2012 revenue from KBS. A conforming change is being made to the presentation which is included as an exhibit to this Schedule TO.

25.	We note disclosure regarding landlords that have declined to confirm whether they possess the related properties. Please revise “Business” or where appropriate to address (1) the extent to which your factory and other locations, including any owned by related parties, are similarly situated in terms of a lack of verification of land use and (2) what steps, if any, you have taken to be confident that you are leasing from landlords that have the authority to lease the properties to you.

The disclosure on page 51 of the Offer Letter has been revised in accordance with the Staff’s comments.

The Acquisition, page 71

26.	Please revise to more clearly identify and fully describe the parties and material terms of the acquisition agreement. For example, we note you do not identify the principal stockholders who signed the acquisition agreement.

The disclosure on page 71 of the Offer Letter has been revised to name the parties to the Agreement. In addition, the disclosure has been revised to reflect an amendment to the Agreement entered into on June 21, 2014.

The disclosure on pages 3 and 73 of the Offer Letter has been revised to indicate that the Company anticipates meeting its funding obligations by convincing shareholders not to redeem their shares.

27.	We note your acquisition agreement is based on 2013 “standalone and adjusted” EBITDA. As this amount is known, please disclose it as appropriate or advise.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 10

The disclosure on page 71 of the Offer Letter has been revised in accordance with the Staff’s comments.

28.	The disclosure on page 72 and elsewhere states that Aquasition “will ensure that at least $10 million s available to the combined companies, excluding cash and assets of the Target ...” and after payment of all liabilities, including the payment of the tender offer consideration. We also note, however, the statement on page 7 and elsewhere that the remaining trust account balance may be approximately $5.7 million. Please revise the summary and here to clearly describe the funding conditions and how you plan to meet them.

The “Minimum Cash Condition” is no longer a condition to the closing of the tender offer. It remains, however, an obligation of Aquasition, which may be waived by KBS. The disclosure throughout the document has been revised to reflect the foregoing.

29.	Please clarify the total number of shares issuable to SNV Global pursuant to the Master Finder’s Fee Agreement assuming the acquisition is consummated.

The Company has revised the disclosure on page 75 of the Offer Letter to include the total number of shares issuable to SNV Global pursuant to the Master Finder’s Fee Agreement.

30.	Please provide us copies of the Master Finder’s Fee Agreement with SNV Global, the STRH Agreement, and the EBC Agreement.

Copies of the specified agreements are included with this letter.

31.	We note that you intend to pay Early Bird Capital a fee based upon “4% of the amount of the gross proceeds held in the trust account at closing of the Acquisition.” For avoidance of doubt, please clarify whether this fee would be calculated after the payment of the tender offer consideration or not.

The disclosure on page 76 of the Offer Letter has been revised in accordance with the Staff’s comments.

32.	We note the 20% dividend policy referenced on page 72. With a view to clarifying disclosure, please advise us how the “statutory general reserve fund” referenced on page 65 will affect your planned policy.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 11

As disclosed in note 34 of the audited financial statements of Hongri BVI, Hongri BVI’s PRC subsidiaries are required to maintain a statutory surplus reserve, i.e. “statutory general reserve fund” stipulated by the relevant laws and regulations applicable to foreign investment enterprises in China. Appropriations to such reserve are made out of net profit after tax of the statutory financial statements of the PRC subsidiaries at amounts determined by their respective boards of directors annually up to 50% of the authorized capital, but no less than 10% of the net profit after tax. This will be the “net distributable profit”. The 20% dividend policy is based on the net distributable profit of the PRC’s subsidiaries plus net profit/loss of other non-PRC subsidiaries. If the PRC subsidiaries incurred a loss, no statutory reserve will be made. Therefore, the “statutory general reserve fund” does not have an effect on the planned dividend policy.

Pro Forma Book Value, page 76

33.	We observe that the number of weighted average shares outstanding in the amount of 30,131,918 and total shares outstanding of 30,228,617 do not agree with one another on this page but they do agree on page F-56. Please revise to provide consistent disclosure or tell us why revision is not required.

The Company has revised its disclosure in the Pro Forma Book Value table on page 77 of the Offer Letter to provide consistent disclosure within the table and with the amounts presented in the Unaudited Pro Forma Condensed Combined Financial Statements on page F-56.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Target Companies, page 80

Overview, page 80

34.	We note you shifted your focus to a more distributor-based sales model “as a result of significant increase in rent expense associated with corporate stores ...” Please clarify whether your distributors are also subject to similar rent expense increases.

KBS has distributors that have their own network of franchised stores. The franchised store operators often own the stores and as a result, do not face rent increases. Even if they do not own the stores, many distributors have good relationships with local malls where the stores are located and their rent expenses usually do not increase to the same extent as KBS’s corporate stores. The disclosure on page 81 of the Offer Letter has been revised accordingly.

35.	Here and elsewhere in the offer to purchase, you attribute your decision to close corporate stores to increased rents; however, you also anticipate a substantial increase in corporate stores between now and 2015. Please explain, including the rationale for changing your corporate store plans, to the extent material.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 12

The disclosure on page 81 of the Offer Letter has been revised in accordance with the Staff’s comments.

36.	We note the discussion here and elsewhere regarding your plans to increase corporate stores and build-out your production facility. Please disclose the approximate amounts you estimate will be needed in the near- and long-term. Also, please clarify whether your planned store expansion is contingent on your production facility expansion.

The disclosure on page 81 of the Offer Letter has been revised in accordance with the Staff’s comments.

37.	We note your statement on page 81 that, because KBS is a Nevada corporation, you are subject to US taxation, but that no provision for income taxes has been made because you have no income taxable in the US. With a view to clarifying disclosure, please advise us of the basis for your assumption.

KBS is a Nevada corporation and is subject to United States federal income tax at a statutory tax rate of 35%. KBS is a holding company that operates through its non-U.S. subsidiaries and those subsidiaries conduct no activities within the United States. KBS expects to have income taxable by the United States only if and when those subsidiaries declare and pay dividends to KBS. In 2012 and 2013, KBS reinvested earnings of its subsidiaries in their businesses outside the United States. It did not receive any such dividends and, accordingly, did not realize income taxable by the United States during this period.

Results of Operations, page 82 Net Sales, page 83

38.	We note the statement on page 83 that the number of corporate stores decreased from 31 during 2012 to 18 during 2013. Elsewhere in your disclosure you emphasize the increase in corporate stores from 2006 to 2013. Please ensure that you balance any discussion of your store growth with quantified disclosure about your corporate store retrenchment in 2013, particularly in your Summary.

The disclosure on page 81 of the Offer Letter has been revised in accordance with the Staff’s comments.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 13

39.	Please provide additional insight into the period to period revenue increase by disclosing and discussing additional metrics KBS uses to monitor its business. Examples might include units sold, average unit sales prices, same store sales, etc.

The disclosure on page 84 of the Offer Letter has been revised in accordance with the Staff’s comments.

40.	You disclose net sales from Target’s franchised stores. Please clarify for us in revised disclosure whether you are referring to sales made by the Target to franchised stores or sales made by the franchised stores to retail customers. If you are referring to the latter, please tell us why this is considered meaningful information in view of the stated policy (as disclosed on page 81) that you recognize revenue upon the delivery of merchandise to distributors.

The disclosure on page 84 of the Offer Letter has been revised in accordance with the Staff’s comments to clarify that the disclosure is referring to sales made by the Target to its franchised stores.

41.	Expand this section to disclose the amount of sales made to distributors in 2012 and 2013, the dollar amount and percentage change of the increase in sales made to distributors, and to discuss the reasons for the year-to-year changes in sales made to distributors. Please also quantify the number of distributors added in 2013, and if practicable, disclose the amount of sales made to the new distributors during the year.

The disclosure on page 84 of the Offer Letter has been revised in accordance with the Staff’s comments.

Cost of Sales, page 83

Gross Profit and Gross Margin, page 83

42.	Please revise to quantify and discuss cost of sales and gross margin and the reasons for year-to-year changes in each of these income statement line items for each segment.

The disclosure on page 84 of the Offer Letter has been revised in accordance with the Staff’s comments.

43.	We note that your inventory levels have been decreasing over the comparative two years. Based on your average weekly sales, you had less than one week of inventory on hand as of December 31, 2013 and one week as of December 31, 2012. Please revise to discuss the reason(s) for the significant decrease in inventory on hand and the effect it may have on future operations. Include but do not limit your discussion to the subject of safety stock for spikes in sales, responding timely to distributor orders and late vendor deliveries.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 14

The disclosure on page 84 of the Offer Letter has been revised in accordance with the Staff’s comments.

44.	Please discuss cost of sales and year-to-year changes of the distributor business separately from cost of sales of company-owned stores due to the differences in profit margins of each line of business.

Please see the response to comment 32 for the Company’s response to this comment.

Liquidity and Capital Resources, page 84

45.	On page 80 you disclose that you intend to increase the number of corporate and franchise stores to 48 and 196, respectively by the end of 2015. Based on your estimate of $430,000 in capital required to open one store, it would appear to require approximately $13 million to open 30 corporate stores. Please revise and disclose the anticipated sources of funding needed to fulfill management’s projected store openings.

The Target intends to rely on cash on hand and anticipated cash flow from its operations to fund the project. The disclosure on page 81 of the Offer Letter has been revised in accordance with the Staff’s comments.

46.	We also note the reference on page 54 to $1.3 million toward an ERP system. Please revise accordingly.

The Target intends to rely on cash on hand and anticipated cash flow from its operations to fund the project. The disclosure on page 54 of the Offer Letter has been revised in accordance with the Staff’s comments.

47.	Tell us and revise to explain why you extended the distributors’ receivable period to four months from presumably one to three months. Explain the effect this extension of the collection period has upon your revenue recognition policy, i.e., whether it should be revised to recognize revenue when collected from distributors. Explain also what effect this new policy has on your liquidity. We note you do not include the disclosures related to the PRC foreign exchange control policy and the impact it may have on your ability to transfer cash from your offshore subsidiaries to Hongri PRC previously included on page 35 of the Form S-1 for KBS International Holdings, Inc. filed November 8, 2011. Please tell us if Hongri PRC continues to be affected by this policy. If so, quantify for us the amount of cash and cash equivalents held by your offshore subsidiaries as of each balance sheet date. Also revise your liquidity and capital resources disclosure to illustrate that some cash and cash equivalents held by offshore subsidiaries is subject to limitations on the transfer to Hongri PRC. Also discuss the potential effects upon the transfer of such cash to Hongri PRC.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 15

The Target intends to expand its distribution network via its distributors. The extension of credit period to distributors is to provide incentive to them to order more of Target’s products. Target understands that there will be greater credit risk and Target is attempting to manage this risk by regularly visiting these distributors and ascertaining their collectability. Since sales by Target owned corporate stores are on cash basis, Target is able to finance the longer term credit to its distributors by its cash sales and the payment cycle from the distributors. At the moment, there is only minimal cash held by offshore subsidiaries and there is no need for these subsidiaries to transfer cash to Hongri PRC. As a wholly foreign owned enterprise in China, the injection of cash to Hongri PRC would be in the form of capital injection once offshore financing is obtained.

The disclosure on page 85 of the Offer Letter has been revised in accordance with the Staff’s comments.

Obligations under Certain Material Contracts, page 85

48.	Please revise your discussion under Investor Make Good Side Letter Agreement to provide additional context.

The disclosure on pages 86 and 87 of the Offer Letter has been revised in accordance with the Staff’s comments.

49.	Please revise and supplement this disclosure by providing a table as of the latest fiscal year that shows your known contractual obligations aggregated by type. Include categories for your construction obligations, operating leases and outstanding firm purchase commitments for materials and finished goods inventory. See Item 5.F. of Form 20-F.

The disclosure on page 86 of the Offer Letter has been revised in accordance with the Staff’s comments.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 16

Critical Accounting Policies, page 86

50.	You disclose here and under the Use of Estimates heading that the Target’s management prepared the Target’s financial statements in conformity with accounting principles generally accepted in the Unites States of America. The accountant’s report on page F-18 states the financial statements are presented in conformity with IFRS as issued by the IASB. Please revise as applicable.

The disclosure on page 87 of the Offer Letter has been revised in accordance with the Staff’s comments.

Allowance for Doubtful Accounts, page 87

51.	If the policies and practices disclosed apply to only one class of customers, please revise to disclose your policies for all classes of customers, i.e., retail customers, distributors, etc.

The disclosure on page 88 of the Offer Letter has been revised in accordance with the Staff’s comments to state that the policies and practices disclosed apply only to Target’s distributors.

Management, page 91

52.	Please revise to indicate the approximate number of shares, including in percentage terms that will be represented by the voting agreement between AQU Invest and the Principal Stockholders. Please clarify whether you will be a controlled corporation.

The disclosure on page 93 of the Offer Letter has been revised in accordance with the Staff’s comments. Although the Company may be considered to be a controlled company under the Nasdaq marketplace rules, the Company does not believe that this will have a significant impact on shareholders since the Company is already a foreign private issuer, which has similar exemptions to a controlled company.

53.	We note the statement on page 92 that the individuals will be named directors. Please advise us if each has consented to act as a director.

The Company has advised that each of the named persons has orally consented to act as a director post-Acquisition.

Withdrawal Rights, page 102

54.	Refer to the disclosure in the second sentence in this section that [y]ou may also withdraw your previously tendered securities at any time after 5:00 p.m., New York City time, on Tuesday, July 1, 2014 if not accepted prior to such time.” Tendered shares cannot be accepted until after the expiration of the offer. Revise to clarify that acceptance of shares for payment will take place no later than 9 a.m. on the next business day after expiration, and that in accordance with how you have structured your offer, they may be withdrawn if not accepted thereafter.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 17

The disclosure on page 103 of the Offer Letter has been revised in accordance with the Staff’s comments.

Conditions of the Offer, page 104

55.	Refer to the disclosure in the first paragraph of this section. If a listed event occurs and “triggers” an offer condition, you must waive the condition and proceed with the offer, or terminate the offer based on the failure of a condition. The language in the first paragraph implies that even where a listed offer condition is triggered, you reserve the right to make a secondary determination that “the occurrence of such event or events makes it inadvisable ...to proceed with the Offer.” Please revise.

All offer conditions, other than those related to governmental approvals necessary for consummation of the offer, must be satisfied or waived as of the expiration of the offer. Revise to clarify that the offer conditions listed in the last two bullet points on page 104 must be satisfied or waived as of the expiration date.

Refer to the disclosure in the second sentence in the last paragraph on page 104. If an offer condition is “triggered” by an event that occurs while the offer is pending, Aquasition must promptly disclose whether it will waive the condition and proceed with the offer, or assert the condition and terminate the offer. You may not reserve the right to assert the offer condition at some later time, including at expiration and “from time to time.” Please revise.

The disclosure on page 105 has been revised in accordance with the Staff’s comments.

Certain Relationships and Related Transactions, page 109

56.	Please update your discussion to address actual and proposed related party transactions during the applicable periods, including amounts paid or payable to related parties. We note, for example, you discuss the possibility that an executive officer and independent director would continue to serve following the initial acquisition transaction without discussing your actual plans. As another example, you discuss amortization under Hongri’s tenancy agreement as of 2011 and 2010 but not 2013. Please revise as appropriate.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 18

The disclosure on pages 110 and 111 of the Offer Letter has been revised to reflect actual and proposed related party transactions.

57.	Please disclose the highest dollar amount KBS borrowed from Mr. Keyan Yan for the applicable period. Also, please revise to address the related party payables discussed in footnote 31 to the financial statements. In an appropriate section, please clarify how the $5.3 million payable to KBS will be addressed in connection with the acquisition and dissolution contemplated by your offer.

The disclosure on page 112 of the Offer Letter has been revised in accordance with the Staff’s comments to disclose the highest dollar amount KBS borrowed from Mr. Yan. The $5.3 million payable from Hongri BVI to KBS is expected to be transferred to reserves of Hongri BVI with KBS's consent in connection with the Acquisition and dissolution of KBS. Page 86 of the Offer Letter and Footnote 31 to the Target’s financial statements has also been revised to address the related party payables.

Material US Federal Income Tax Consequences, page 112

58.	We note the statement on page 114 that Section 7874(b) of the Code should apply to the acquisition and that you will be treated as a US corporation for federal income tax purposes. We note disclosure elsewhere that you will also be subject to taxation in China. In an appropriate section please discuss what impact the combined entity’s taxation will have on its ability to pay dividends.

The combined entity will be subject to PRC corporate income and other taxes at the level of its PRC operating subsidiaries, to a 5% dividend withholding tax on profits distributed from its PRC operating subsidiaries to their HK holding company, and, if the Company is subject to US taxation, to US taxes on amounts received in distribution from its subsidiary(ies). There is no income tax in Hong Kong, the BVI or the Marshall Islands on amounts distributed up through the entities from the PRC, or any dividend withholding tax in HK, the BVI or the Marshall Islands. The combined entities’ obligation to pay dividends to the shareholders of AQU is calculated on an after-tax basis, and therefore is net of the taxes referred to in this response. The disclosure on page 65 of the Offer Letter has been revised to discuss the impact the combined entity’s taxation will have on its ability to pay dividends.

59.	Please ensure you also update the language in your Summary that tendering shares “will generally be treated for US federal income tax purposes either as a sale or exchange transaction or as a distribution.”

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 19

The Company belives that the statement in the Summary is correct and the disclosure includes a cross-reference to the more detailed disclosure in the body of the Offer Letter.

Information Reporting and Backup Withholding, page 125

60.	Please include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010, as applicable.

The disclosure on page 126 of the Offer Letter has been revised in accordance with the Staff’s comments.

Hongri International Holdings Limited Consolidated Financial Statements, page F-16

61.	Please provide us with your analysis for providing only two years of financial statements for the target company.

Section 6340.1 of the Division of Corporation Finance Financial Reporting Manual provides that a foreign private issuer may file two years of financial statements rather than three years of financial statements in its first year of reporting in IFRS. As specified in Section 6340.2 of the Financial Reporting Manual, this also applies to foreign businesses whose financial statements are required under applicable rules.

Consolidated Statements of Cash Flow, page F-21

62.	We refer you to the line items in investing activities labeled as “Prepayments and premiums paid under operating leases” and “Withdraw the prepayments and premiums under operating leases.” Please tell us your accounting basis in IFRS for presenting these amounts as cash flows from investing activities. See paragraphs 14 and 17(e) of IAS 7.

The Consolidated Statements of Cash Flow has been revised in accordance with the Staff’s comments.

63.	We refer you to the line item in investing activities labeled as subsidies prepaid to distributors. Please tell us the nature of this class of transactions and how this differs from the amounts you presented in operating cash flows labeled as amortization of subsidies prepaid to distributors. Include your accounting basis for presenting one amount within investing activities and the other in operating activities.

Subsidies prepaid to distributors were amounts paid to the distributors for decorating their stores. The amounts paid were recorded as subsidies prepaid to distributors and amortized to P&L. The Target has revised the Consolidated Statements of Cash Flow to present such item as cash flows from operating activities.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 20

64.	The indirect method of reporting cash flows requires you to begin with net profit or loss, not profit before taxes. See paragraph 18(b) of IAS 7. Please revise and amend your cash flow statement.

The Target believes that IAS 7 does not specifically require the cash flow statement to begin with “net profit or loss”. It is Target’s normal practice to begin with “profit before taxes in the statement of cash flows” and therefore, it believes that it is not necessary to revise the cash flow statement.

65.	In consideration of the change in presentation of your operating cash flows to begin with net profit or loss, please provide the presentation requirements for an accounting error as described in paragraph 42 of IAS 8 in your next amendment along with a revised report from your accounting firm. Alternatively, tell us why this presentation is unnecessary.

Please see the responses to comment 64. Because the Target does not believe it is an account error to begin with profit before taxes in the statement of cash flows in accordance with IAS, it elects to not provide the presentation in the financial statements.

Notes to Consolidated Financial Statements, page F-24

Note 3. Application of New and Revised International Financial Reporting Standards (IFRSs”), page F-28

66.	Please confirm to us and revise to disclose that these consolidated financial statements were prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2013 rather than for the financial year beginning January 1, 2013.

The Target has revised Note 3 to the financial statements in accordance with the Staff’s comment.

Note 4. Significant Accounting Policies, page F-29

67.	Please include a policy that describes how you account for store pre-opening and closing costs. Include in your discussion how you account for and present restructurings and assets held for sale. See IAS 16 and 37, respectively.

A store’s pre-opening costs are amortized over the period ending on the earlier of the end of (1) 1.5 years and (2) the lease term. Store closing costs are written off immediately. As Target believes this practice is consistent with the IFRS, it decided not to include a policy to describe how it accounts for store pre-opening and closing costs.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 21

68.	Please provide the financial instruments disclosures required in IFRS 7. We note that you have accounts receivables and payables which are stated at their approximate fair values.

Target has revised Note 4 to the financial statements to provide the financial instruments disclosures in accordance with the Staff’s comment.

Segment Reporting, page F-30

69.	Please disclose the extent of your reliance on major distributors that make up 10% or more of your net sales. See paragraph 34 of IFRS 8.

The disclosure on page 60 of the Offer Letter has been revised to indicate that KBS is not materially reliant on any single ODM contact supplier. On page 57, Target also discloses that “although Target relies on distributors for the sales and marketing of Target’s products, Target believes Target’s business is not substantially dependent on any individual distributor.” As a result, Target believes that it is not necessary to disclose the extent of its reliance on major distributors in the financial statements.

Revenue Recognition, page F-30

70.	Please expand your revenue policy to separately discuss how you account for product returns and allowances, sales originating (i) from corporate owned stores, (ii) distributors and (iii) the services performed as an original design manufacturer. Also disclose your presentation of input and output VAT taxes and the amount and line item it is included for each fiscal year presented.

The revenue policy disclosure has been revised in accordance with the Staff’s comments.

71.	We note that you incurred expenses to support your distributors as disclosed in Management’s Discussion and Analysis on pages 83 and 84. Please explain the nature of these promotional expenses, how you account for them, reference the supporting literature and disclose your policies regarding these programs in the revenue recognition policy note as applicable.

The disclosure on page 84 of the Offer Letter has been revised to provide that the Target incurred additional promotional expenses for supporting the renovation expenses that are amortized over the period ending on the earlier of the end of (1) 1.5 years and (2) the lease term. As Target believes this practice is consistent with IFRS, it does not believe it is necessary to describe its policies regarding these programs in the revenue recognition policy note.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 22

Note 8 Revenue, page F-36

72.	Please revise to explain the statement “revenue is denominated only in RMB” because it conflicts with the US dollar-denominated financial statements.

The Target deleted the statement “revenue is denominated only in RMB” from Note 8 to its financial statements.

Note 16. Profit for the Year, page F-39

73.	Please explain to us the nature of the line item, “cost of inventories recognized as expense,” and provide a reconciliation of this amount to cost of sales for 2013 and 2012. Tell us the purpose of disclosing this item as well as this entire footnote.

Cost of inventories recognized as expense can be described as follows: Cost of inventories recognized as expense = Cost of sales – Taxes and Surcharges.

Taxes and surcharges mainly include Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

The purpose of disclosing this item as well as this entire footnote is to provide an analysis on the cost/expense element of net profit.

Target has also provided a reconciliation of this amount to cost of sales for 2013 and 2012 in Note 16 to its financial statements.

Note 19. Earnings Per Share, page F-40

73.	You appear to be using total comprehensive income instead of net income as the numerator in the calculation of earnings pers. Please revise or explain why no revision is necessary. See paragraph 70(a) of IAS 33.

The Target has revised Note 19 to the financial statements in accordance with the Staff’s comment.

Note 20. Property, Plant and Equipment, page F-41

75.	We note you disclosed in the Net Sales discussion on page 83 that you reduced the corporate store count from 31 to 18 during 2013 however, we do not see any write offs for furniture and fixtures or leasehold improvements in this table during the period. Please tell us whether you incurred any impairment charges as the result of reducing the number of stores and where those charges are presented in your financial statements.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 23

Because all the furniture and fixtures or leasehold improvements were fully depreciated directly, the Target does not have write offs relating to them in this table.

Note 21. Prepayments and Premiums under Operating Leases, page F-42

76.	We note that prepayment amortization was $4,129,335 in 2012 and $1,892,254 in fiscal while your capitalized costs were relatively consistent at the beginning of each of the respective years. Please tell us why you experienced such a sharp decrease in the amount of amortization recognized between 2012 and 2013 and where this is discussed in Management’s Discussion and Analysis.

The significant decrease in amortization of prepayments and premiums under operating lease was due to the closure of 13 corporate stores in 2013 without replacement. This explanation was added to the Liquidity and Capital Resources section on page 85 of the Offer Letter.

Note 26. Trade and Other Receivables, page F-44

77.	On page 89 under the heading VAT, you disclose that Output VAT from customers is included in accounts receivable and that as of December 31, 2013 and 2012 the amounts were approximately $4.4 million and $2.1 million, respectively. The table under this heading does not show any Output VAT. Please tell us how the VAT amounts are presented within trade receivables and revise the footnote, as necessary.

Note 26 has been revised to disclose the amounts of Output VAT as of December 31, 2013 and 2012

78.	It appears that it required approximately 140 and 137 days in 2013 and 2012, respectively, to collect trade receivables assuming the year-end balance does not include retail receivables. We observed the following disclosures in this document:

•	On page 33 you disclose that you perform ongoing credit evaluations for customers and that you typically expect and receive payment within 30 – 90 days of product delivery;
•	On page 57 you disclose that you typically expect distributors to pay the balance before the delivery of your products; and
•	On page 84 you disclose that you extended distributors’ liquidity by extending the collection of receivables by up to 4 months.

Given the significant discrepancy between our estimates and your disclosures please tell us in detail how you assessed trade receivables for collectability and impairment at year end in consideration of IAS 39. Provide us with your accounting basis for recording no allowance even though the average collection period is far in excess of your disclosures. Finally tell us your present policy with respect to credit assessment, payment terms and your distributor network.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 24

Target’s retail sales are on a cash basis and therefore there are no receivables for these type of sales. For the increasing collection period of wholesale receivables, Target carried out a subsequent settlement check after year end to ensure no allowance is required for them. As a result, historically, no allowance was made due to full subsequent collection. As most of the distributors have long established relationship with Target, Target keeps track of their repayment days and grants extensions on a case by case basis. For the credit assessment of new distributors, Target requires them to present their bank statements for verification of their financial standing. Target also carries out certain background checks with the business partners of new distributors.

The disclosure on page 57 of the Offer Letter has also been revised and now states that for new and small district distributors, Target normally requires payment in full before the delivery of Target products.

79.	Please tell us how the increase in trade and other receivable in operating cash flows of approximately $16.2 million is connected with payments to distributors, if at all. We note that you disclosed on page 84 that approximately “$16.2 million of the cash was tied up to boost the sales to distributors...”

The $16.2 million was not payment made to distributors, but was an extension of credit terms to the distributors. It has a cash effect of delaying the collection of receivables.

Note 35. Commitments and Contingencies, page F-50

80.	Please expand your disclosure to explain how you assessed the need to record and/or disclose legal claims and other related matters as of the most recent balance sheet date. See paragraphs 14 to 16 IAS 37.

Note 35 has been revised in accordance with the Staff’s comments.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-51

81.	Please tell us the person(s) who will be receiving approximately 26.8 million common shares of Aquasition Corp intended to be issued in the share exchange agreement.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 25

In accordance with the Share Exchange Agreement and Plan of Liquidation, Aquasition will issue its shares of common stock to KBS and KBS will liquidate immediately thereafter, distributing all of its assets to its stockholders in proportion to their ownership. The Company has added this disclosure to the Unaudited Pro Forma Condensed Combined Financial Statements.

82.	We note that your pro forma information is presented using three hypothetical scenarios and one such scenario is described to assume the maximum conversions from the share exchange agreement. Please tell us how you determined that 4,160,009 shares electing a cash conversion was the maximum conversion in this scenario. Additionally tell us where we can see these provisions described in the share exchange agreement at Exhibit 99(d)(1).

The Company determined the number of shares of common stock electing cash conversion assuming this would be the maximum amount of shares that could be converted to provide for a minimum of $10.0 million of cash, excluding the cash and assets of Hongri and after the payment of all liabilities, including the redemption of the Company’s common stock, such that Hongri would not have a contractual right to terminate the share agreement. This is enumerated in Section 7.9 (page 31) of the Share Exchange Agreement and Plan of Liquidation in Exhibit 99(d)(1). The specific calculation is noted below:

Amount held in Trust Account	$57,165,000
Cash fees paid to advisors	1,954,788
Cash fees paid to underwriter	350,000
Repayment of related party amounts	174,904
Payment of offering costs	140,000
Net amount held in Trust Account	54,545,308
Gross amount remaining in Trust	12,619,692
Minimum cash needed	10,000,000
Amount available to distribute	$44,545,308
Value per share	$10.30
Redeemable shares	4,324,787

The Company has added this disclosure to the Unaudited Pro Forma Condensed Combined Financial Statements.

Pro Forma Condensed Combined Balance Sheet, page F-53

83.	We refer you to adjustment (2) and we note the cash adjustment of $3,652,004 for costs related to the acquisition. Please revise and disclose why the cash costs are being revised downward to $1,713,924 and $344,016 in the second and third scenarios.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 26

The Company notes that the $1,713,924 and $344,016 represent adjustments to the original $3,652,004 to adjust the balance to its proper amount under each scenario.

The cash adjustment of $3,652,004 represents the cash fee payable to SunTrust Robinson Humphrey, Inc. (“STRH”) and Early Bird Capital, Inc. (“EBC”). The cash fee payable to STRH is fixed at $1,250,000. However, the cash fee payable to EBC is variable as it is based on 4% of the amount of the gross proceeds held in the trust account at the closing after the payment of fees, including the redemption of Aquasition’s common stock. Therefore, if no shares of common stock are redeemed and after the payment of all liabilities, the total cash fee payable would be $3,652,004, of which $2,202,004 would be payable to EBC. Assuming 4,324,787 shares are redeemed, the total cash fee payable would be $1,954,788, of which $504,788 would be payable to EBC. Assuming all 4,995,000 shares are redeemed, the total cash fee payable would be $1,594,064, of which $144,064 would be payable to EBC. We have clarified our disclosure with respect to this comment.

Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements, page F-56

84.	Please tell us how you determined the amount of Aquasition public shares of 3,317,918 and 2,482,944 used in the weighted average shares calculations in the second and third scenarios.

The public shares used in the calculation of the weighted average shares is computed as the sum of Aquasition’s public shares outstanding, plus the shares issued to the Company’s advisors, less the shares redeemed under each scenario presented. The calculation assumes the acquisition occurred at the beginning of the period, therefore the shares are assumed to have been outstanding for the entire period presented. The company has clarified it disclosure in response to this comment.

Exhibit (a)(1)(B) Letter of Transmittal

85.	Please remove references to the proration period, and proration, from your transmittal letter to be consistent with the terms of your tender offer.

The transmittal letter has been revised in accordance with the Staff’s comments.

Schedule TO filed June 5, 2014

86.	Please note that the footnotes are in a font that is too small to be read. Please revise so that the information is readable.

The footnotes in the presentation have been revised and refiled with this Schedule TO.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 27

87.	Many of the slides include information and assertions regarding, for example, “recognized brand name across China,” “pro forma revenue growth of 18.6% 2013-1016 CAGR,” an “expected annual dividend of 20%,” and “higher sales per store than competing brands.” Please provide support for assertions regarding KBS’s brand, business and projections. For example, please explain to us how you calculated sales per store, including whether you confirmed that each company defines stores similarly. Also, please advise why the companies used for your Sales per Store comparison are different from the ones listed for the 2012 Market Share presentation.

In response to the Staff’s comments the Company has:

•	changed the assertion that KBS is a “recognized brand name across China” to more specifically focus on the Tier II and Tier III cities that KBS targets.

•	revised the disclosure on page 14 of the Offer Letter to disclose the dividend policy the combined company is required to adopt under the Agreement.

•	recharacterized sales per store as sales per point of sale. This is calculated for each company as total revenue divided by the total number of points of sale, which includes owned stores, franchised stores, stores under cooperative arrangement, and other points of sale, as of December 31, 2013. Furthermore, the companies used for the “Sales per Point of Sale” comparison exclude three of the companies shown in the 2012 market share table, namely Jack & Jones, GXG, and Mark Fairwhale, because these companies are private and do not publicly disclose the relevant metrics for this comparison (e.g., number of stores or sales per store). A footnote on page 15 of the presentation has been added to clarify this.

All CAGRs from the 2013 to 2016 time periods are based on management projections, which are further discussed in response to comment 88.

88.	Where you provide projections, please disclose the assumptions underlying them and other information to facilitate investor understanding of the basis for and limitations of projections. See Item 10(b) of Regulation S-K. We may have further comment.

The Target’s projections were based on existing store annual sales growth of 8% plus additional sales generated by new store openings and on gross profit margins consistent with historical results. Expenses are expected to grow at similar rate to existing store sales growth. Pages 7 and 19 in the presentation has been revised to reflect the foregoing.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 28

89.	We note that throughout your investor presentation you disclose the non-GAAP measure EBITDA. Please tell us how you considered the disclosure requirements to provide a reconciliation in Schedule TO for any non-GAAP measure with the most directly comparable measure presented in accordance with IFRS GAAP. See Item 10(e) of Regulation S-K and Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

The disclosure on pgae 71 of the Offer Letter and in the presentation has been revised in accordance with the Staff’s comments.

90.	Slide 23 and other locations present various EBITDA multiples for your transaction indicating that you are paying a “significant discount to public peers” for the acquisition. With a view to disclosure in your offer documents and revisions to future presentations, please explain how you determined your peers for purposes of this analysis. In this respect many of the peers listed on slide 25 appear to be more established brands, substantially larger in terms of revenue, market capitalization and international presence. Please revise to explain why these companies were selected as comparable for determining the extent of a market discount.

A number of comparable companies were selected and considered to be included in the peer group, including both Chinese retail companies listed in China as well as more established, larger international retail companies listed on exchanges outside of China. Given the combined company will be listed on Nasdaq, management felt it was important to include retail companies listed in the U.S. in the peer group in order to present a comprehensive picture of valuation dynamics. Disclosure has been added to page 25 of the presentation as well as to page 71 of the Offer Letter.

Schedule TO-C filed April 4, 2014 Share Exchange Agreement

91.	Article 3.21 to your Share Exchange Agreement refers to a separate Disclosure Letter listing permits that are not “valid and in full force and effect” and requires Hongri to use its best efforts to obtain the permits no later than the closing date. Please tell us the contents of Part 3.21 of the Disclosure Letter and advise us of the analysis you undertook to assess the materiality of the invalid permits. Also, please advise us of the contents of Parts 3.17 and 3.25 of the Disclosure Letter.

The following documents are listed in Part 3.21 of the Disclosure Letter. Target believes that all of them are valid and in full force and effect.

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 29

Company	Licenses and Permits	Issuing/Registering Authority	Date
KBS International Holdings, Inc.	Articles of Incorporation of Bay Peak 1 Opportunity Corp.	Nevada Secretary of State	12/20/2010
	Certificate of Amendment	Nevada Secretary of State	5/25/2011
Hongri International Holdings, Ltd.	Certificate of Incorporation of Wah Ying International Investment Inc.	Registrar of Corporate Affairs of BVI	7/8/2008
	Certificate of Change of Name	Registrar of Corporate Affairs of BVI	1/20/2010
Roller Rome Limited	Certificate of Incorporation	Registrar of Corporate Affairs of BVI	3/28/2006
Vast Billion Investment Limited	Certificate of Incorporation	Hong Kong Registrar of Companies	11/25/2010
	Certificate of Continuing Registration	Hong Kong Registrar of Companies	1/27/2011
France Cock (China) Limited	Certificate of Incorporation	Hong Kong Registrar of Companies	9/21/2005
	Certificate of Continuing Registration	Hong Kong Registrar of Companies	1/27/2011
Hongri (Fujian) Sports Goods Co., Ltd.	Certificate of Approval	Fujiang Province Government	7/29/2011
	Business License	Quanzhou Administration of Industry and Commerce	8/1/2011
	Tax Registration Certificate	State Taxation Bureau of Shishi Fujian Province	3/23/2011
Anhui Kaixin Apparel Co., Ltd.	Business License	Taihu County Administration of Industry and Commerce	3/16/2011
	Institution Organization Code Certificate	Taihu County Administration of Quality and Technology	3/17/2011
	Tax Registration Certificate	Local Taxation Bureau of Anqing Anhui Province	3/17/2011

Each of Parts 3.17 and 3.25 in the Disclosure Letter states “none.”

Mr. John Reynolds U.S. Securities and Exchange Commission June 24, 2014 Page 30

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Loeb & Loeb LLP

SUNTRUST ROBINSON HUMPHREY

May 8, 2014

Engagement Letter

Private and Confidential

Attention:
Aquasition Corp.
8-10 Paul Street
London, England

Ladies and Gentlemen:

We are pleased to confirm the understanding and agreement (including Annex A, this "**Agreement**") between SunTrust Robinson Humphrey, Inc. ("**STRH**"), and Aquasition Corp. (the "**Company**") as follows:

1. Engagement. (a) The Company, a special purpose acquisition company, hereby engages STRH as its financial advisor for the purpose of assisting the Board of Directors (or similar governing body) of the Company in connection with the Acquisition (as defined below) of the target company. In connection with such engagement, STRH agrees to provide the following services to the Company, to the extent requested by the Company and as appropriate under the circumstances:

i. financial advisory services, including financial analysis and transaction feasibility analysis of the prospective Acquisition;

ii. assistance in negotiations and related strategy concerning the prospective Acquisition; and

iii. assistance in corporate capital planning for the prospective Acquisition, including introducing the Company to potential new investors as needed and assisting the Company with presentations and communications to existing and potential new investors regarding the Acquisition.

(b) The Company acknowledges and agrees that STRH's engagement hereunder is not an agreement or commitment, express or implied, by STRH or any of its affiliates to underwrite, place or purchase any securities, make any loan or otherwise provide any financing. The Company may refuse to discuss or negotiate an Acquisition with any party for any reason whatsoever and may terminate negotiations with any party at any time.

2. Acquisition Defined. "**Acquisition**" means any transaction or series or combination of transactions, other than in the ordinary course of trade or business, whereby, directly or indirectly, control of, or a material interest in, a company or any of its businesses or assets is transferred to the Company or any of its affiliates for consideration, including a sale, acquisition or exchange of assets or capital stock (including shares issuable upon conversion of any securities convertible into stock), a lease or license of assets with or without a purchase option, a merger or consolidation, a share exchange, a tender or exchange offer, a leveraged buy-out, a restructuring, a recapitalization, a repurchase of capital stock, an extraordinary dividend or distribution, a liquidation, the formation of a joint venture, minority investment or partnership, or any other extraordinary corporate transaction or business combination.

SunTrust Robinson Humphrey, Inc. member FINRA and SIPC

3. Certain Covenants. (a) The Company shall furnish to STRH the names of all parties with which the Company or its officers, directors, employees, affiliates, independent accountants, legal counsel or other agents, consultants or advisors (collectively, its "**Representatives**") have had discussions or contacts prior to the date hereof or have discussions or contacts during the term of STRH's engagement hereunder concerning an Acquisition. In addition, the Company shall promptly inform STRH if the Company retains any legal counsel, consultant or other advisor or Representative in connection with the prospective Acquisition.

(b) The Company agrees to make available or arrange to have furnished to STRH all information concerning the business, assets, liabilities, operations and financial condition of the Company and, to the extent within the Company's control or influence, any prospective acquisition target and all information concerning the potential Acquisition which STRH reasonably requests in connection with the performance of its obligations hereunder. The Company shall also provide STRH with access to the Company's Representatives. All information provided by or on behalf of the Company relating to the Company shall be complete and accurate and not misleading, and STRH may rely upon the accuracy and completeness of all financial and other information furnished by or discussed with the Company and its Representatives or otherwise available from public sources without independent verification. It is understood and agreed that (i) STRH will have no obligation to verify such information, to conduct any independent evaluation or appraisal of the assets or liabilities of the Company, any prospective acquisition target or any other party or to advise or opine on any related solvency issues, (ii) any financial projections or forecasts (including cost savings and synergies) that may be furnished by or discussed with the Company, any actual or prospective shareholder of the Company, any prospective acquisition target or their respective Representatives are the responsibility of the Company's or such prospective target's management and Representatives, and STRH will be entitled to assume that such financial projections or forecasts have been reasonably prepared and reflect the best then currently available estimates and judgments of the Company's or such prospective target's management and Representatives, and (iii) STRH's role in reviewing any information is limited solely to such review as it deems necessary for purposes of its analysis and advice and shall not be on behalf of the Company. The Company will be solely responsible for the contents of all proxy statements distributed to the Company's shareholders seeking their approval of the Acquisition and all other SEC filings and communications provided or made available to any actual or prospective shareholder of the Company relating to the Acquisition.

4. Fees and Expenses. (a) As compensation for the services rendered by STRH hereunder, the Company shall pay STRH in cash as follows: If an Acquisition occurs either (i) during the term of STRH's engagement hereunder, or (ii) at any time on or prior to August 1, 2014, regardless of whether the party or parties to such Acquisition were identified by STRH or whether STRH rendered advice concerning the Acquisition, then the Company shall pay to STRH a transaction fee (the "**Transaction Fee**") equal to $1,250,000.

(b) If discussions regarding an Acquisition are terminated or such an Acquisition does not occur for any reason whatsoever and the Company or any of its affiliates is paid a break-up, termination or similar fee or expense reimbursement during the term of STRH's engagement hereunder or during a period of 24 months following the effective date of termination or expiration of STRH's engagement hereunder (the "**Tail Period**") by the prospective acquisition target or any other person or entity in connection therewith, then the Company shall pay to STRH a fee equal to 10.0% of such break-up, termination or similar fee or expense reimbursement promptly following the receipt thereof.

(c) The Transaction Fee shall be paid by the Company to STRH no later than the closing of the Acquisition.

2

(d) In addition to the foregoing, the Company shall promptly reimburse STRH, periodically upon request, for all out-of-pocket expenses (including legal and other professional fees and expenses) up to $50,000 in the aggregate reasonably incurred (excluding client entertainment unless explicitly pre-agreed by the Company) in connection with its engagement hereunder with respect to the services to be rendered by it. The foregoing cap does not apply to expenses reimbursable under Annex A.

(e) The fees and expenses payable hereunder do not include any applicable sales, use, excise, transfer, value-added, goods and services, consumption or similar taxes, all of which shall be borne by the Company. If STRH has the legal obligation to collect or pay any such taxes, such taxes will be added to STRH's invoices as separate charges to be paid by the Company.

5. Indemnification and Contribution. In consideration of the engagement of STRH hereunder, the Company agrees to the terms and provisions set forth in Annex A hereto, which is incorporated by reference into this Agreement and constitutes a part hereof. The terms and provisions of Annex A shall survive any termination or expiration of this Agreement.

6. Confidentiality. (a) Except as required by applicable law or as necessary to enforce a party's rights under, or to defend claims made against it in connection with, this Agreement, neither this Agreement nor any written or oral advice or material rendered or provided by STRH shall be disclosed by either party publicly or to any third party without the prior written consent of the non-disclosing party, other than to a party's Representatives on a confidential basis. Each party shall be responsible for ensuring that such party's Representatives maintain the confidentiality of such advice and material in accordance with the terms of this section. Any such written or oral advice or material is intended solely for the benefit of the Board of Directors (or similar governing body) of the Company in its analysis and consideration of an Acquisition and shall not be used by the Board of Directors (or similar governing body) of the Company for any other purpose or relied upon by any other person or entity for any purpose without the prior written consent of STRH.

(b) The Company agrees that STRH is permitted to share with any of its bank or non-bank affiliates any information concerning the Company or any of its affiliates that is or may come into the possession of STRH or any of such affiliates in connection with STRH's engagement hereunder.

(c) Following the closing of an Acquisition, STRH shall have the right to (i) place customary advertisements in financial newspapers and journals at its own expense utilizing the Company's logo and describing STRH's services to the Company hereunder; and (ii) use the Company's name and logo in promotional materials delivered to other clients describing STRH's services hereunder.

(d) It is the mutual intent of the Company and STRH that the tax structure and tax treatment of any transaction contemplated by this Agreement are not confidential. Accordingly, notwithstanding anything herein to the contrary, each party (and its respective Representatives) may disclose to any and all persons, without limitation of any kind, the tax structure and tax treatment of any transaction contemplated herein, such that the transaction will be treated as not having been offered under conditions of confidentiality for purposes of Section 1.6011-4(b)(3) (or any successor provision) of the Treasury Regulations promulgated under Section 6011 of the Internal Revenue Code of 1986, as amended (the "**Code**"), and any comparable provision in the law of any other jurisdiction.

7. Term; Survival. The term of STRH's engagement hereunder shall extend from the date hereof through the earlier to occur of (a) the closing of an Acquisition, (b) August 1, 2014, and (c) the election by either party upon 10 days' prior written notice to the other party to terminate STRH's engagement hereunder. This Section 7 and Sections 4 (Fees and Expenses), 5 (Indemnification and

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Contribution), 6 (Confidentiality), 8(f) and 9 (Governing Law and Jurisdiction) will survive any termination or expiration of this Agreement.

8. <u>Matters Relating to the Engagement</u>. (a) It is understood and agreed that STRH will act under this Agreement as an independent contractor with duties solely to the Company and is not being retained hereunder to advise the Company as to the underlying business decision to consummate any Acquisition or with respect to any related financing, derivative or other transaction. Nothing in this Agreement shall be deemed to create a fiduciary or agency relationship between STRH and the Company or its security holders or affiliates or is intended to confer on any person or entity (including security holders, affiliates, employees and creditors of the Company) other than the parties hereto or their respective successors and permitted assigns, and to the extent expressly set forth herein, the Indemnified Persons (as defined in Annex A), any relationship, rights or remedies under or by reason of this Agreement or as a result of the services to be rendered by STRH hereunder. To the fullest extent permitted by law, the Company hereby waives and releases any claims that it may have against STRH and its affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Agreement.

(b) The Company acknowledges that STRH is not an advisor as to legal, tax, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and STRH shall have no responsibility or liability to the Company with respect thereto.

(c) *Circular 230 Disclaimer*: As required by U.S. Treasury Regulations, STRH hereby informs the Company that (i) any discussion of federal tax issues contained or referred to in any materials prepared by STRH in connection with its engagement hereunder is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under the Code, (ii) such discussion is written to support the promotion or marketing of the matters addressed therein, and (iii) the Company should seek advice based on its particular circumstances from an independent tax advisor.

(d) The Company acknowledges that STRH and its affiliates are engaged in securities trading and brokerage activities and providing investment banking, commercial banking, lending and financial advisory services. In the ordinary course of business, STRH and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or other financial instruments (including derivatives and bank loans) of the Company, its affiliates or other entities that may be involved in the transactions contemplated hereby, including any potential acquisition target. In addition, STRH and its affiliates may from time to time perform various investment banking, commercial banking, lending and financial advisory services for other clients and customers who may have conflicting interests with respect to the Company or the transactions contemplated hereby. The Company acknowledges that STRH and its affiliates have no obligation to use in connection with this engagement, or to furnish to the Company, confidential information obtained from other customers or counterparties in other transactions. Furthermore, the Company acknowledges that STRH and its affiliates may have fiduciary or other relationships whereby STRH and its affiliates may exercise voting power over securities of various persons, which securities may from time to time include securities of the Company, potential counterparties to the Company in an Acquisition, or others with interests in respect of the transactions contemplated hereby. The Company acknowledges that STRH and its affiliates may exercise such powers and otherwise perform their functions in connection with such fiduciary or other relationships without regard to STRH's relationship to the Company hereunder. Consistent with applicable legal and regulatory requirements, STRH has adopted policies and procedures to establish and maintain the independence of STRH's research departments and personnel. As a result, STRH's research analysts may hold views, make statements or investment recommendations or publish

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research reports with respect to the Company, prospective acquisition target(s), other transaction participants or an Acquisition that differ from the views of STRH's investment banking personnel. STRH is an affiliate of SunTrust Bank. STRH is not a bank. SunTrust Bank and STRH, although affiliated, are each separate entities and have their own contractual rights and obligations. SunTrust Bank may act in accordance with its contractual rights and obligations, if any, regarding the Company and prospective acquisition target(s), regardless of this engagement of STRH.

(e) In accordance with the requirements of the USA PATRIOT Act, STRH is required to obtain, verify and record information that identifies its clients, including the Company, which information may include the name and address of its clients, as well as other information that will allow STRH to properly identify its clients. To permit compliance with these requirements, upon request, the Company will provide STRH with information or documents sufficient to verify the Company's identity. The Company represents and warrants to STRH that, to the best of its knowledge, none of (i) the Company, (ii) any person controlling or controlled by the Company, (iii) any person having a beneficial ownership interest in the Company, and (iv) any person for whom the Company acts as an agent or nominee is (A) a country, territory, individual or entity named on the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") list, (B) a person or entity prohibited under the programs administered by OFAC, or (C) a country, territory, individual or entity named on another international sanctions list.

(f) During the period of STRH's engagement hereunder and during the Tail Period, the Company shall offer STRH the right to act as lead managing underwriter, lead initial purchaser or lead placement agent for any financing involving equity securities of the Company subsequent to the Acquisition, in each case with an underwriting discount, commission, placement fee or similar compensation at a customary market rate. If STRH agrees to act in any such capacity, the Company and STRH will enter into an appropriate form of agreement relating to the type of transaction involved and containing customary terms and conditions, including compensation and indemnification provisions. The Company acknowledges that this Agreement is neither an expressed nor an implied commitment by STRH or its affiliates to act in any capacity in any such transaction, to provide or arrange financing or to purchase or place any securities, which commitment shall only be set forth in a separate written agreement.

9. Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any conflicts of law principles thereof (other than Section 5-1401 of New York General Obligations Law). THE COMPANY AND STRH IRREVOCABLY AGREE TO WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF EITHER PARTY RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE PERFORMANCE OF SERVICES HEREUNDER. The Company and STRH irrevocably and unconditionally consent to submit to the exclusive jurisdiction of any federal or state court located in the Borough of Manhattan in the City of New York for any lawsuits, claims or other proceedings arising out of or relating to this Agreement and agree not to commence any such lawsuit, claim or other proceeding except in such courts. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any lawsuit, claim or other proceeding arising out of or relating to this Agreement in such courts, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such lawsuit, claim or other proceeding brought in any such court has been brought in any inconvenient forum.

11. Miscellaneous. This Agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereto. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. This Agreement may not be amended or modified except by a writing executed by each of the parties hereto. This Agreement is not assignable by either party without the prior written consent of non-assigning party,

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and any attempted assignment without such consent shall be null and void. The benefits of and liabilities and obligations under this Agreement shall inure to and be binding upon the respective successors and permitted assigns (whether by merger or otherwise) of the parties hereto and of the Indemnified Persons hereunder and their successors, assigns, heirs and personal representatives. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, electronic mail or other electronic transmission (e.g., ".pdf") shall be effective as delivery of a manually executed counterpart thereof.

If the foregoing correctly sets forth the understanding and agreement between STRH and the Company, please so indicate in the space provided for that purpose below, whereupon this Agreement shall constitute a binding agreement as of the date first above written.

SUNTRUST ROBINSON HUMPHREY, INC.

By: ______________________

Name: TARUN MEHTA

Title: MANAGING DIRECTOR

Agreed to and accepted as of the date first written above:

AQUASITION CORP.

By: ______________________

Name: MATTHEW C. LOS

Title: CEO

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Annex A

The Company agrees to indemnify and hold harmless STRH and each of its affiliates and its and their directors, officers, employees, agents, advisors, controlling persons and other representatives (each, an "**Indemnified Party**") from and against (and to reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities (joint or several) and reasonable expenses (including the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including in connection with any investigation, litigation, action or proceeding or preparation of a defense in connection therewith) (i) any matter contemplated by this Agreement or arising out of such Indemnified Party's performance thereof, or (ii) any aspect of an Acquisition and any of the other transactions contemplated thereby, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct in performing the services that are the subject of this Agreement. In the case of an investigation, claim, action or proceeding to which this indemnity applies, such indemnity shall be effective whether or not such investigation, claim, action or proceeding is brought by the Company, its equity holders, affiliates or creditors or any Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of an Acquisition is consummated.

Each Indemnified Party will promptly notify the Company upon receipt of written notice of any claim or threat to institute a claim in respect of which indemnity may be sought hereunder, provided that any failure by any Indemnified Party to give such notice (i) shall not relieve the Company from the obligation to indemnify the Indemnified Parties, except to the extent that the Company is materially prejudiced by such failure to notify and (ii) shall not, in any event, relieve the Company from any other obligations to any Indemnified Party. If any action, claim, investigation or other proceeding is instituted or threatened against any Indemnified Party in respect of which indemnity may be sought hereunder, the Company shall be entitled to assume the defense thereof with counsel selected by the Company (which counsel shall be reasonably satisfactory to such Indemnified Party), and after notice from the Company to such Indemnified Party of its election to assume the defense thereof, the Company will not be liable to such Indemnified Party hereunder for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, other than reasonable costs of investigation and such other expenses as have been approved in advance by the Company; provided that (i) if counsel for such Indemnified Party determines in good faith that there is a conflict of interest that requires separate representation for the Company and such Indemnified Party or (ii) the Company fails to assume or proceed in a timely and reasonable manner with the defense of such action or fails to employ counsel reasonably satisfactory to such Indemnified Party in any such action, then in either such event, (A) such Indemnified Party shall be entitled to one primary counsel and, if necessary, one local counsel to represent such Indemnified Party and all other Indemnified Parties similarly situated (such counsels selected by STRH), (B) the Company shall not, or shall not any longer, be entitled to assume the defense thereof on behalf of such Indemnified Party, and (C) the fees and expenses of such counsel(s) shall be paid by the Company. Such counsel shall, to the fullest extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by it. Nothing contained herein shall preclude any Indemnified Party, at its own expense, from retaining additional counsel to represent such Indemnified Party in any action with respect to which indemnity may be sought from the Company hereunder.

The Company shall not be liable under this Agreement for any settlement made by any Indemnified Party without the Company's prior written consent (which shall not be unreasonably withheld, conditioned or delayed), and the Company agrees to indemnify and hold harmless each Indemnified Party from and against any loss or liability by reason of the settlement of any claim or action with the Company's consent. The Company shall not settle any claim or action for which indemnity may be sought hereunder without the prior written consent of the Indemnified Parties (which shall not be unreasonably withheld, conditioned or delayed), unless such settlement (i) provides for a full and unconditional release of the Indemnified Parties from all liabilities arising out of such claim or action, (ii) does not include any statement or admission of fault, culpability or failure to act by or on behalf of any Indemnified Party, and (iii) imposes no obligation on any Indemnified Party other than the payment of monetary damages that are to be satisfied solely by the Company.

If the indemnification provided for herein is unavailable to an Indemnified Party in respect of any claims, damages, losses, liabilities or expenses referred to herein even though the express provisions hereof provide for indemnification in such case, then, in lieu of indemnifying such Indemnified Party, the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of such claims, damages, losses, liabilities and expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and STRH, on the other hand, from the engagement hereunder and the other transactions contemplated by this Agreement or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the Company's relative fault, on the one hand, and the relative fault of STRH, on the other hand, in connection with the actions that resulted in such claims, damages, losses, liabilities or expenses, as well as any other relevant equitable considerations. The benefits received by the Company shall be deemed to be equal to the aggregate consideration payable, issuable, exchangeable or transferable in such transaction or proposed transaction, and the benefits received by STRH shall be deemed to be equal to the compensation paid by the Company to STRH in connection with this Agreement (exclusive of amounts paid for reimbursement of expenses or paid under this Annex A). To the extent permitted by applicable law, in no event shall an Indemnified Party be required to contribute an aggregate amount in excess of the aggregate fees actually paid to such Indemnified Party under this Agreement (exclusive of amounts paid for reimbursement of expenses or paid under this Annex A). No investigation or failure to investigate by any Indemnified Party shall impair the Company's indemnification and contribution obligations herein or any right of an Indemnified Party.

The Company also agrees to promptly fully reimburse each Indemnified Party for all expenses, fees, costs and disbursements (including the reasonable fees and expenses of counsel) as and when incurred in connection with investigating, preparing for, pursuing, defending, or providing evidence in any pending or threatened claim, action, suit, proceeding or investigation (including any and all legal and other expenses in giving testimony or furnishing documents in response to a subpoena or otherwise) related to, arising out of or in connection with this Agreement or the transactions contemplated hereby, or any actual or proposed transaction or other conduct in connection therewith or otherwise in respect of which indemnification or contribution may be sought hereunder (whether or not STRH or any other Indemnified Party is a party to such claim, action, suit, proceeding or investigation) or in enforcing this Agreement. Without limiting the generality of the foregoing, if STRH's personnel attends or participates in judicial or other proceedings relating to the subject matter of this Agreement, the Company shall pay STRH an additional, per diem payment, per person, at customary rates, together with reimbursement of all out-of-pocket expenses and disbursements, including reasonable attorney's fees and disbursements, incurred by STRH in respect of STRH's preparations for and participation in such proceedings.

The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any of its equity holders, subsidiaries, affiliates or creditors or any other person or entity asserting claims on behalf of or in right of the Company related to or arising out of this Agreement or the performance by STRH of the services contemplated herein or in connection with an Acquisition, except only for direct (as opposed to special, indirect, consequential, incidental or punitive) damages determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct in performing the services that are the subject of this Agreement. The Company further agrees that the Indemnified Parties shall have no responsibility for any act or omission of the Company's Board of Directors (or similar governing body) or its Representatives.

Prior to entering into any agreement or arrangement with respect to, or effecting, any merger, statutory exchange or other business combination or proposed sale or exchange, dividend or other distribution or liquidation of all or a significant portion of its assets in one or a series of transactions or any significant recapitalization or reclassification of its outstanding securities, in any such case that does not directly, indirectly or by operation of law provide for the assumption of the obligations of the Company set forth herein, the Company will promptly notify STRH in writing thereof and, if requested by STRH, shall arrange alternative means of providing for the obligations of the Company set forth herein, including the assumption of such obligations by another party, insurance, surety bonds or the creation of an escrow, in each case in an amount and on terms and conditions reasonably satisfactory to STRH.

The obligations of the Company set forth in this Annex A shall be in addition to any other liability or obligation that the Company may have at common law or otherwise and shall survive the expiration or termination of STRH's engagement under this Agreement.

MASTER FINDER'S FEE AGREEMENT

This **MASTER FINDER'S FEE AGREEMENT** (this "***Agreement***") dated as of September 10, 2013 is made by and between **AQUASITION CORP.**, a company organized under the laws of Republic of the Marshall Islands (hereinafter, the "***Company***"), and **SNV Global Ltd.**, a private company incorporated and registered in the Seychelles with company number 107252 whose registered office is at Trident Chambers, P.O. Box 1388, Victoria, Mahe, Seychelles, in consideration of the mutual covenants contained herein and benefits to be derived herefrom. The Company and the Finder shall collectively be referred to as the "***Parties***" and each individually as a "***Party***". The Company is in the process of searching for potential targets (the "***Targets***" and each a "***Target***"), to perform a merger, share capital exchange, asset acquisition, share purchase, reorganization or similar business combination or transaction ("***Transaction***") as per the prospectus dated 25 October 2012 and the Finder wishes to introduce Targets to the Company.

1. Services of the Finder. The Finder will introduce to the Company prospective Targets so that the Company may perform a Transaction.

   The Finder is not required to be registered in the U.S. as a broker-dealer or registered representative of a broker-dealer, and is not subject to disqualification as defined in Article III, Section 4 of the By-Laws of FINRA, as now in effect or as may hereafter from time to time be amended. Moreover, the Finder has undertaken a good faith review of all applicable laws of the country in which it is organized and represents that by entering into the Agreement he is not violating any applicable rules, regulations or laws of the U.S. or any other country.

   The Finder is either: (i) domiciled outside the United States, or (ii) a non-U.S. citizen.

   The Targets are domiciled outside the United States.

   Neither the Finder, nor to the knowledge of the Finder, any agent or other person acting on behalf of the Finder in connection with any Transaction, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Finder (or made by any person acting on its behalf of which the Finder is aware) which is in violation of law, or (iv) violated in any respect any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended.

   The Finder covenants to notify the Company at any time if it becomes aware that any of the above is no longer true, but particularly at the time of any future referral or payment hereunder.

2. Transaction Supplements and Confidentiality Agreement. For each Target that the Finder wishes to introduce to the Company, the Finder shall deliver to the Company a duly completed transaction supplement in the form set out in the Exhibit 1 hereto (each a "Transaction Supplement") containing a brief description of the Target and a summary of the main terms and conditions of the proposed Transaction. If the Company executes a Transaction Supplement (which the Company may accept or reject in its sole and absolute discretion), the Finder shall endeavor to have the Target and/or itself, as applicable, execute a confidentiality agreement in the form acceptable to the Company (the "Confidentiality Agreement"). The Company shall deliver a response in writing to the Finder within ten (10) days after delivery of the Transaction Supplement. The Company may then execute the relevant Confidentiality Agreement in its sole discretion.

3. **Acceptance of Investors**. The decision to pursue a Transaction with a Target is in the sole and absolute discretion of the Company. If the Company does not approve a proposed Transaction, the Company shall inform the Finder in writing of its decision not to pursue the transaction.

4. **Finder's Fee**. In exchange for the services described in Section 1 and 2 above and subject to the terms and conditions of this Agreement, the Company agrees to pay the Finder a finder's fee as follows:

   - Solely in the event a Transaction is consummated with an Introduced Target or Targets, the Company will pay a "Finder's Fee", payable in securities at the closing of the Transaction via newly issued shares or direct transfer from sponsors. The finder's Fee shall be equal one percent (1%) of the equity value of the surviving entity post Transaction with an Introduced Target.

   The Finder's Fee will accrue and be payable hereunder to the Finder *if, and only if*, the closing relates to a Transaction for which both a Transaction Supplement *and* a Confidentiality Agreement have been delivered, accepted and executed by the Company pursuant to Section 3 hereof (an "Approved Transaction").

   In addition to the Finder's Fee payable to the Finder pursuant to this Section, the Company agrees, upon request, to reimburse the Finder promptly for any pre-approved in writing out-of-pocket expenses.

   All fees, including without limitation any Finder's Fee and expenses payable under this Agreement shall be payable in United States of America Dollars in immediately available funds. All fees, including without limitation any Finder's Fee and expenses under this Agreement shall be paid in United States Dollars. Each party shall bear its own taxes in connection with the business combination.

5. **Authority**. Nothing in this Agreement is intended to, and does not grant any authority to either party to bind or act on behalf of the other.

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6. **Term; Non-circumvention**. This Agreement will terminate upon the earlier to occur of one (1) year from the date hereof or (y) either party terminating the Agreement upon thirty (30) days prior written notice to the other party. The Company acknowledges and agrees that in the event that a Transaction takes place at any time before or after the termination of this Agreement, and such Closing relates to an Approved Transaction, the Finder shall be entitled to a Finder's Fee pursuant to the terms hereof. Circumvention will under no circumstances exceed the finder's fee compensation.

7. **Governing Law; Submission to Jurisdiction; Venue; Successors and Assigns**. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to its conflict of laws rules (provided, however, that Sections 5-1401 and 5-1402 of the New York General Obligations Law shall apply to this Agreement, which the Parties hereto expressly rely upon in the choice of such law as the governing law hereunder) and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws. With respect to any proceedings relating to this Agreement, each party irrevocably (i) submits to the exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City; and (ii) waives any objection which it may have at any time to the laying of venue of any proceedings brought in any such court, waives any claim that such proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such proceedings, that such court does not have any jurisdiction over such party. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns; *provided, however*, that this Agreement shall not be assigned by the Finder without the prior written consent of the Company. Notwithstanding anything stated herein, if a party brings any action against any other party, whether at law or equity, regarding the other party's performance under this Agreement or brings any action connected in any way with this Agreement, the parties agree to waive trial by jury.

8. **Counterparts**. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

9. **Miscellaneous.** The Company understands that the Finder is not undertaking to provide any legal, financial, brokerage, valuation, investment, accounting or tax advice in connection with this Agreement. The Finder shall not be responsible for the underlying business decision of the Company to effect a business combination or Transaction or for the advice or services provided by any of the Company's other advisors or contractors.

[The remainder of this page is intentionally left in blank.]

[Signature page for Master Finder's Fee Agreement]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered by their respective authorized signatories thereunto on the date first above written.

THE FINDER

By: SNV GLOBAL LTD

Name: STERGIOS VOSKOPOULOS

Title: MANAGING DIRECTOR

Address: TRIDENT CHAMBERS, PO BOX 1388, VICTORIA, MAHE SEYCHELLES

THE COMPANY

By: Aquasition Corp

Name: Stergios Sougiou Itzoglou

Title: CFO

Address: 8-10 Paul Street

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MASTER FINDER'S FEE AGREEMENT ADDENDUM

Reference is made to the **MASTER FINDER'S FEE AGREEMENT** dated as of September 10th 2013, made by and between **AQUASITION CORP.**, a company organized under the laws of Republic of the Marshall Islands (hereinafter, the ***"Company"***), and **SNV Global Ltd.**, a private company incorporated and registered in the Seychelles with company number 107252 whose registered office is at Trident Chambers, P.O. Box 1388, Victoria, Mahe, Seychelles, in consideration of the mutual covenants contained herein and benefits to be derived herefrom. The Company and the Finder shall collectively be referred to as the ***"Parties"*** and each individually as a ***"Party"***. The Parties are hereby amending the MasterFinder's Agreement as follows:

1. In Paragraph additional services are added to be rendered by SNV Global Ltd to the Company, namely:.

- Identify suitable targets for the Company
- Discuss with the Company projects and structure
- Connect the Targets with the Company
- Advise and be part of the Targets discussions in order to help secure the transaction.

2. Paragraph 3 of the Master Finder's Agreement is being amended as follows:

Finder's Fee. In exchange for the services described in Section 1 and 2 above and subject to the terms and conditions of this Agreement, the Company agrees to pay the Finder a finder's fee as follows:

- Solely in the event a Transaction is consummated with an Introduced Target or Targets, the Company will pay a "Finder's Fee", which shall be equal to one point five percent (1.5%) of the pre-closing equity value (value of company offered to stock market investors) of the Target. The Finders fee is payable by the surviving entity as follows at the closing of the Transaction:
- Zero point five percent (0.5%) of the pre-closing equity value of the Target in securities via newly issued shares in the surviving entity.
- One percent (1%) of the pre-closing equity value of the Target in cash in United States of America Dollars. In case the cash remaining in the Trust account at closing is not sufficient to pay the cash component of the Finder's fees, or in case that the unencumbered cash remaining in the escrow account at closing is not more than 10mio USD, then the Company has the right and discretion to pay the cash component of the Finders fees in securities via newly issued shares in the surviving entity or a combination of Cash and/or securities via newly issued shares in the surviving entity as the case may be.

3. The Company and SNV hereby agree that post closing of a suitable transaction and business combination, they will consider cooperation between themselves for the ongoing affairs of the surviving entity on terms to be agreed.

4. All other terms of the Master Finder's Fee Agreement remain unchanged and in

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full force and effect.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered by their respective authorized signatories thereunto on the date first above written.

THE FINDER

By: SNV GLOBAL LIMITED

Name: STERGIOS VOSKOPOULOS

Title: DIRECTOR

Address: TRIDENT CHAMBERS, P.O BOX 1388, VICTORIA, MAHE, SEYCHELLES

THE COMPANY Aquasition Corp

By: Stergios Sougioultzoglou

Name:

Title: CFO

Address: 8-10 Paul Street, London, UK

Date: 26 February 2014

MASTER FINDER'S FEE AGREEMENT ADDENDUM

Reference is made to the **MASTER FINDER'S FEE AGREEMENT** dated as of September 10th 2013 as amended on 26 February 2014, made by and between **AQUASITION CORP.**, a company organized under the laws of Republic of the Marshall Islands (hereinafter, the ***"Company"***), and **SNV Global Ltd.**, a private company incorporated and registered in the Seychelles with company number 107252 whose registered office is at Trident Chambers, P.O. Box 1388, Victoria, Mahe, Seychelles, in consideration of the mutual covenants contained herein and benefits to be derived herefrom. The Company and the Finder shall collectively be referred to as the ***"Parties"*** and each individually as a ***"Party"***. The Parties are hereby amending the Master Finder's Agreement as follows:

1. Paragraph 3 of the Master Finder's Agreement is being amended as follows:

   Finder's Fee. In exchange for the services described in Section 1 and 2 above and subject to the terms and conditions of this Agreement, the Company agrees to pay the Finder a finder's fee as follows:

   - Solely in the event a Transaction is consummated with an Introduced Target or Targets, the Company will pay a "Finder's Fee", which shall be equal to one point five percent (1.5%) of the pre-closing equity value (value of company offered to stock market investors) of the Target. The Finders fee is payable by the surviving entity at the closing of the Transaction in securities via newly issued shares in the surviving entity. Finder may indicate a third company as recipient of part or all of the Finder's Fee and the Company may at its discretion transfer such securities to that third company directly, or to the Finder. Such transfer as above will be considered as full and final settlement of the Finder's Fee.

4. All other terms of the Master Finder's Fee Agreement remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered by their respective authorized signatories thereunto on the date first above written.

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THE FINDER

By: SNV GLOBAL LTD

Name: STERGIOS VOSKOPOULOS

Title: DIRECTOR

Address: TRIDENT CHAMBERS, P.O.BOX 1888 VICTORIA, MAHE, SEYCHELLES

THE COMPANY

By: STERGIOS GOUGIOULTZOGLOU

Name: Aquasition Corp

Title: CFO

Address: 8-10 Paul Street, London EC2A 4JH

Date: May 22, 2014

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EarlyBirdCapital, Inc.
275 Madison Avenue - 27th Floor
New York, NY 10016

May 12, 2014

Aquasition Corp.
c/o Seacrest Shipping Co. Ltd.
8 – 10 Paul Street
London EC2A 4JH, England

Attn: Matthew C. Los

Dear Matthew:

Reference is made to the potential business combination ("Business Combination") between Aquasition Corp. ("Company") and Hongri International Holdings Ltd. ("Target"). The Company has requested EarlyBirdCapital, Inc. ("EBC") to assist it in connection with various aspects of the Business Combination, including but not limited to the foregoing:

(i) Holding meetings with Company stockholders to discuss the Business Combination and the Target's attributes and potential advantages to other target businesses;

(ii) Introducing the Company to potential investors to purchase the Company's securities ("Purchases");

(iii) Reviewing with the Company drafts of any press releases related to the Business Combination or the Target; and

For and in consideration of the foregoing services, the Company has agreed to compensate EBC as follows:

(1) The Company will pay EBC a cash fee equal to $200,000;

(2) The Company will issue to EBC 35,000 shares of the Company's common stock; and

(3) The Company shall pay EBC a fee of four percent (4%) of the amount of the gross proceeds in trust at the closing of the Business Combination, excluding any sponsor investment or the amount of any investment made by investors introduced by the Sponsor appearing on Schedule A hereto ("Sponsor Investors").

The foregoing fees shall be due and payable at the successful closing of the Business Combination, with the cash portion to be wired to EBC from the Trust Account (defined below) on the closing of the Business Combination ("Closing").

Additionally, the Company agrees that, at the Closing, it will reimburse EBC for all of its pre-approved in writing by the company out-of-pocket expenses in connection with performing its role

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hereunder, including reasonable legal fees and expenses, and costs related to investor meetings, including travel, lodging and meal expenses. EBC agrees to incur expenses at levels and for purposes customary for it in similar assignments. The amounts to be paid hereunder will be wired to EBC from the Trust Account (defined below) on the successful closing of the Business Combination.

EBC has read a copy of the Company's prospectus dated October 25, 2012 (the "Prospectus"). EBC understands that the Company is a blank check company formed for the purpose of consummating a Business Combination, must complete such Business Combination within a certain period of time (the "Transaction Deadline Date"), has established a trust account at Barclays UK, maintained by American Stock Transfer & Trust Company acting as trustee, initially in an amount of $55,500,000 for the benefit of its public stockholders (the "Trust Account"), and does not have access to the funds in such Trust Account except under the circumstances set forth in the Prospectus. EBC agrees that if the Business Combination is not consummated, it does not have any right, title, interest or claim of any kind in or to (i) any assets in the Trust Account, (ii) assets of the Company to the extent such right, title, interest or claim would impair the amounts in the Trust Account or (iii) assets distributed from the Trust Account to the public stockholders (each such right, title, interest or claim a "Claim"), including any claim arising out of any other section of this Agreement, it may have in the future as a result of, or arising out of, this agreement or any other negotiations, contracts or agreements with the Company and will not seek recourse against the Trust Account or the public stockholders for any reason whatsoever.

This agreement shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York. The Company (1) agrees that any legal suit, action or proceeding arising out of or relating to this letter shall be instituted exclusively in New York State Supreme Court, County of New York or in the United States District Court for the Southern District of New York, (2) waives any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum, and (3) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. The Company further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: ____________________
Name: Steven Levine
Title: Chief Executive Officer

Agreed to:
AQUASITION CORP.

By: ____________________
Name: Matthew C. Los
Title: Chief Executive Officer

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